EXHIBIT 99.1

New Phase 2 study with filgotinib in non-infectious uveitis

Mechelen, Belgium; 5 July 2017; 7.30 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces a new Phase 2 study investigating filgotinib in non-infectious uveitis, being led by filgotinib collaboration partner Gilead Sciences, Inc.

"We are pleased with the initiation of this new Phase 2 study with filgotinib," said Dr. Walid Abi-Saab, Chief Medical Officer of Galapagos. "We look forward to seeing the study results which will show whether filgotinib has the potential to impact signs and symptoms of non-infectious uveitis, a group of inflammatory diseases carrying significant visual morbidities."

The Phase 2 study will be a multi-center, randomized, double-masked, placebo-controlled study to assess the safety and efficacy of filgotinib in adult patients with active, non-infectious uveitis. Approximately 110 patients are planned to be randomized in the study to receive filgotinib or placebo administered for 52 weeks. The primary goal is to evaluate the efficacy and safety of filgotinib versus placebo for the treatment of non-infectious intermediate-, posterior- or pan-uveitis. The primary outcome is measured by the proportion of subjects failing treatment by week 24; treatment failure is representative of an active uveitis flare.

Galapagos and Gilead entered into a global collaboration for the development and commercialization of filgotinib in inflammatory indications. This study is an addition to the ongoing Phase 2 studies in cutaneous lupus erythematosus, Sjögren's syndrome, ankylosing spondylitis and psoriatic arthritis, as well as the ongoing Phase 3 program in rheumatoid arthritis, the Phase 3 study in Crohn's disease (also Phase 2 in small bowel and fistulizing Crohn's disease), and Phase 2b/3 study in ulcerative colitis.

Filgotinib is an investigational drug and its efficacy and safety have not been established.
For information about the studies with filgotinib: www.clinicaltrials.gov
For more information about filgotinib: www.glpg.com/filgotinib

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises a pipeline of Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 530 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contact

Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 6 53 725 199
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-Looking Statements
This release may contain forward-looking statements, including statements regarding Galapagos' strategic ambitions, the anticipated timing of clinical studies with filgotinib and the progression and results of such studies. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.